Exhibit 99.4

EXPLANATORY NOTES TO A MERGER PROPOSAL

between

CureVac Merger B.V.
as New Topco

and

CureVac N.V.
as CureVac

22 October 2025

EXPLANATORY NOTES TO A MERGER PROPOSAL

THE UNDERSIGNED

Alexander Zehnder,

acting as the managing director (bestuurder) of CureVac Merger B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (address: Friedrich-Miescher-Strasse 15, 72076 Tübingen, Federal Republic of Germany, trade register number: 97691682) (“New Topco”).

-	Malte Betram Greune,
-	Myriam Mendila,
-	Alexander Zehnder,
-	Thaminda Ramanayake,
-	Axel Sven Malkomes,

acting as the managing directors (bestuurders) of CureVac N.V., a public limited liability company (naamloze vennootschap), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (address: Friedrich-Miescher-Strasse 15, 72076 Tübingen, Federal Republic of Germany, trade register number: 77798031) (“CureVac”).

New Topco and CureVac are hereinafter collectively referred to as the “Merging Companies”.

RECITALS

A.	Pursuant to and in accordance with the terms of a Purchase Agreement entered into among BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, as the buyer (“Buyer”) and CureVac as the company, dated 12 June 2025 (as may be amended from time to time and including the annexes, exhibits, appendices and schedules thereto, the “Purchase Agreement”)[1], among other matters, (i) Buyer has agreed to make a tender offer to purchase all of the issued and outstanding ordinary shares in the capital of CureVac, with a nominal value of €0.12 each (“CureVac Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one share in the Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the exchange ratio agreed in the Purchase Agreement, per CureVac Share, without interest (the “Offer Consideration”) and (ii) Buyer has agreed to provide a subsequent offering period with respect to such tender offer (the “Subsequent Offering Period”).

1 The Purchase Agreement is available at www.sec.gov.

B.	As promptly as practicable following the closing of the Subsequent Offering Period, Buyer shall effectuate, or cause to be effectuated (in which case CureVac and its subsidiaries, including New Topco, shall effectuate) a corporate reorganization of CureVac and its subsidiaries (the “Post-Offer Reorganization”), consisting of the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation, in that order, provided that each step of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code (the “DCC”)). The Post-Offer Reorganization shall be subject to the conditions set forth in the Purchase Agreement and if these conditions are met, several steps shall be taken, including the following steps in the following order: (i) the legal merger contemplated by the merger proposal (the “Merger Proposal”) to which these explanatory notes relate (the “Legal Downstream Merger”), which shall become effective as of 0:00 (local time in the Netherlands) on the day after the date on which the deed of merger to effect the Legal Downstream Merger is executed (the “Merger Effective Time”), (ii) New Topco shall sell all outstanding shares in the capital of CureVac SE to Buyer against payment of consideration by Buyer with a value equal to the excess of (1) the aggregate Offer Consideration for all CureVac Shares over (2) the amount of cash and cash equivalents of CureVac, including any receivables, and any other assets net of any liabilities of CureVac, provided that such consideration shall be payable by Buyer in the form of (A) Buyer ADSs to enable New Topco to distribute to each holder of class A shares in the capital of New Topco (“New Topco A Shares”), pursuant to the Cancellation (as defined below) determined as of 00:30 (local time in the Netherlands) on the date the Legal Downstream Merger becomes effective (the “Cancellation Effective Time”) a number of Buyer ADS and an aggregate cash amount (as compensation for entitlements to fractional Buyer ADSs), determined in accordance with the Purchase Agreement (the “Cancellation Proceeds”) and (B) a loan note with a principal amount equal in value to the remaining part of the consideration payable by Buyer with respect to the outstanding shares in the capital of CureVac SE (the “Post-Downstream Merger Share Sale”) and (iii) the subsequent cancellation of all then-issued and outstanding New Topco A Shares, effective as of the Cancellation Effective Time, against repayment in kind consisting of the Cancellation Proceeds (without interest and subject to applicable tax withholding) (the “Cancellation”), in each case on the terms and subject to the conditions set forth in the Purchase Agreement. Buyer shall cause to be effectuated the election by New Topco to be disregarded as an entity separate from Buyer for U.S. federal income tax purposes as of the day following the completion of the Cancellation.

C.	The Legal Downstream Merger, if effected as contemplated by and on the terms and subject to the conditions set forth in the Purchase Agreement and the Merger Proposal, shall be a legal merger within the meaning of Section 2:309 of the DCC pursuant to which (i) CureVac, as the disappearing company, will merge with and into New Topco, as the surviving company, (ii) all assets and liabilities of CureVac shall transfer to New Topco by operation of law, (iii) New Topco shall allot class B shares in its capital (“New Topco B Shares”) to Buyer for each CureVac Share held by Buyer immediately prior to the Merger Effective Time in accordance with the exchange ratio set out in article 12 of the Merger Proposal (the “Merger Exchange Ratio”), (iv) New Topco shall allot New Topco A Shares to the other holders of CureVac Shares immediately prior to the Merger Effective Time in accordance with the Merger Exchange Ratio and (v) as a consequence of the foregoing, immediately following completion of the Legal Downstream Merger, each holder of CureVac Shares will come to hold a number of New Topco A Shares or New Topco B Shares (collectively, the “New Topco Shares”), as applicable, equal to the number of CureVac Shares held by such holder of CureVac Shares immediately prior to the Merger Effective Time.

EXPLANATORY NOTES

Reasons for the Legal Downstream Merger

Article 1

Buyer wishes to acquire, directly or indirectly, all of the business, assets and liabilities of CureVac and its subsidiaries. An efficient manner to transfer all of the business, assets and liabilities of CureVac and its subsidiaries is to first implement the Legal Downstream Merger, followed by the Post-Downstream Merger Share Sale and the Cancellation.

Consequences for activities
Article 2

Until the Merger Effective Time, New Topco will not have any activities, and New Topco does not intend to discontinue any activities of CureVac which CureVac has immediately before the Merger Effective Time.

Economic consequences
Article 3

The Legal Downstream Merger, in and of itself, is not expected to have material economic consequences for the Merging Companies, except for (i) the acquisition by New Topco of CureVac’s entire business and all of its assets and liabilities, (ii) the delisting of CureVac Shares from the Nasdaq Stock Market and (iii) the allotment of New Topco Shares pursuant to the Legal Downstream Merger to former shareholders of CureVac (in each case determined as of immediately prior to the Merger Effective Time), whereby New Topco A Shares shall be allotted to all holders of CureVac Shares other than Buyer and New Topco B Shares shall be allotted to Buyer. The New Topco Shares shall not be admitted for trading on any stock exchange. Holders of New Topco Shares shall only be able to transfer their New Topco Shares in accordance with Dutch law and pursuant to the execution of a notarial deed executed before a civil law notary officiating in the Netherlands. Subject to the Post-Downstream Merger Share Sale having been consummated, the Cancellation shall cause, effective as of the Cancellation Effective Time, each then-issued and outstanding New Topco A Share to be cancelled against repayment in kind consisting of the Cancellation Proceeds (without interest and subject to applicable tax withholding).

Legal consequences
Article 4

4.1	The Legal Downstream Merger will, inter alia, have the following consequences at the Merger Effective Time:

a.	CureVac, as the disappearing company, will merge with and into New Topco, as the surviving company, and CureVac will cease to exist;

b.	all assets and liabilities of CureVac shall transfer to New Topco by operation of, and to the extent permitted under, applicable law under universal succession of title;

c.	all CureVac Shares will lapse, the single New Topco Share held by CureVac immediately prior to the Merger Effective Time will be cancelled pursuant Section 2:325(3) of the DCC and New Topco shall allot (i) New Topco A Shares to the holders of CureVac Shares other than Buyer and (ii) New Topco B Shares to Buyer as described in articles 7 and 12 of the Merger Proposal, in each case on the other terms stipulated by the Merger Proposal.

4.2	Following the Merger Effective Time, creditors of CureVac will be able to recover their claims from New Topco as they could recover such claims from CureVac before the Merger Effective Time.

4.3	Unless a counterparty of the Merging Companies exercises the right provided for under Section 2:322 of the DCC, it is anticipated that contracts concluded with the Merging Companies will remain in force unchanged following the Merger Effective Time (other than in accordance with their existing terms), provided that contracts concluded with CureVac shall have New Topco, instead of CureVac, as the contracting party with effect from the Merger Effective Time.

Social consequences
Article 5

New Topco has no employees and shall not have any employees immediately prior to the Merger Effective Time. To the extent that CureVac has employees immediately prior to the Merger Effective Time, the employment or service contracts concluded with those employees, as well as their other conditions of employment or service, will remain in force unchanged following the Merger Effective Time with New Topco as the contracting party, subject to the provisions of such contracts, the Purchase Agreement and applicable law. It is anticipated that the Legal Downstream Merger will not have material adverse implications for the interests of the employees of CureVac. No works council has been established or is in the process of being established which would be entitled to render advice in respect of the Legal Downstream Merger.

Exchange ratio
Article 6

6.1	For each CureVac Share not held by or for the account of any of the Merging Companies immediately prior to the Merger Effective Time, New Topco shall allot one New Topco Share to the holder of such CureVac Share, in each case in the manner described in Articles 7 and 12 of the Legal Downstream Merger Proposal (i.e., in a 1:1 exchange ratio) (the “Merger Exchange Ratio”).

6.2	The following method for determining the Merger Exchange Ratio has been applied:

a.	New Topco has no assets and liabilities and is not expected to have any assets and liabilities until the Merger Effective Time;

b.	New Topco’s assets and liabilities immediately following the Merger Effective Time shall have the same value as CureVac’s assets and liabilities immediately prior to the Merger Effective Time;

c.	without prejudice to the Cancellation, the New Topco A Shares carry the same rights as the New Topco B Shares;

d.	consequently, there is no necessity for determining an exact exchange ratio in relation to the Legal Downstream Merger in order to compensate holders of CureVac Shares for the loss of their respective CureVac Shares by allotting a proportionate and equivalent number of New Topco Shares, whereby New Topco A Shares are allotted to all holders of CureVac Shares other than Buyer and New Topco B Shares are allotted to Buyer, in exchange for such CureVac Shares;

e.	the above considerations result in the conclusion, that the Merger Exchange Ratio can be, and therefore has been, determined to be 1:1.

6.3	Because of the reasons described in article 6.2 of these explanatory notes, the Merger Exchange Ratio is considered to be suitable and appropriate.

6.4	The method applied to determine the Merger Exchange Ratio as described in article 6.2 of these explanatory notes does not lead to a specific valuation. As described above, any valuation would be irrelevant for the above-mentioned method for determining the Merger Exchange Ratio.

6.5	Because only one method was applied to determine the Merger Exchange Ratio, the relative weight of multiple methods is not addressed in these explanatory notes.

6.6	No particular difficulties arose as a result of the valuation described above or the determination of the Merger Exchange Ratio.

(signature page follows)

Signature page to the explanatory notes to a merger proposal of New Topco and CureVac

Management board of New Topco

A. Zehnder

Management board of CureVac

Name : A. Zehnder	Name : T. Ramanayake
Title : CEO	Title : CBO

Name : M. Mendila	Name : M.B. Greune
Title : CSO and CDO	Title : COO

Name : A.S. Malkomes
Title : CFO